140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com
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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Deanna Virginio
Joseph McCann
Mary Mast
Angela Connell

Re:	Annexon, Inc.
Responses to Letter dated July 16, 2020
Registration Statement on Form S-1
CIK No. 0001528115

Ladies and Gentlemen:

Annexon, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof an amended Registration Statement (“Amendment No. 1”) on Form S-1. The Company previously filed with the Commission a Registration Statement on Form S-1 (the “Initial Filing”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Initial Filing received on July 16, 2020 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter. For your convenience, we are also providing by electronic mail a courtesy package that includes two copies of Amendment No. 1, one of which has been marked to show changes from the Initial Filing, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated July 16, 2020 in bold type followed by the Company’s responses thereto.

July 20, 2020

Registration Statement on Form S-1 filed July 2, 2020

Business, page 102

1.

We note your disclosure on page 104 states that you “observed that early decline in NfL significantly correlated with improvement in the GBS-DS at the end of the study.” We also note that the correlation coefficient included in the graph on pg. 104 is equal to 0.431. Please revise your description of the correlation coefficient to explain how the value obtained places it in the range of no correlation to perfect correlation and how you determined the variables were significantly correlated.

Response:     The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107 of Amendment No. 1 accordingly. In particular, the Company has removed the inclusion of the descriptor “significantly” in regards to the correlation and has added the reference to the p-value measure of correlation of < 0.05, which is generally considered statistically significant, in the aforementioned text. The Company respectfully advises the Staff that the explanation of the value of “r” (the reference for correlation coefficient) is included in the text immediately below the applicable graphic on page 107, and the Company has included additional language in the explanation with regard to the 0.431 correlation coefficient.

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Stock Compensation, page 88

2.

You issued 71,719,859 shares of Series D redeemable convertible preferred stock in June 2020 at $1.4222 per share. In light of your valuation of your common stock during June 2020 and your anticipated IPO price, please tell us your consideration of recording a beneficial conversion feature in the second quarter 2020 pursuant to ASC 470-20, and if material, confirm you will disclose in the filing, prior to going effective, the anticipated beneficial conversion feature that will be recorded. Please consider discussing in your response any preferences related to the preferred shares that may affect the determination of any beneficial conversion feature and how you considered those preferences in your evaluation.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89 of Amendment No. 1 accordingly.

* * *

July 20, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Douglas Love, Annexon, Inc.
Jennifer Lew, Annexon, Inc. Kathleen Wells, Latham & Watkins LLP
Charles Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Michael Tenta, Cooley LLP
David Peinsipp, Cooley LLP